                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  3 )*
                                             ---

                            Cox Communications, Inc.
                            ------------------------
                                (Name of Issuer)

                Class A Common Stock, $1.00 par value per share
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                  224044 10 7
                            ----------------------
                                (CUSIP Number)

                 Andrew A. Merdek, Esq., Cox Enterprises, Inc.
          1400 Lake Hearn Drive, Atlanta, Georgia 30319 (404) 843-5564
          ------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 22, 1996
               ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO. 3 TO SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 224044 10 7                                     PAGE 2 OF 8 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  Barbara Cox Anthony


- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                Not Applicable  (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                                00 (See Item 3)
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]
                                                Not Applicable
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                                U.S.A.
- ------------------------------------------------------------------------------
                       SOLE VOTING POWER        0
                    7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                       SHARED VOTING POWER      203,394,484 (Owned Indirectly)**
   BENEFICIALLY     8

     OWNED BY
                   -----------------------------------------------------------
       EACH            SOLE DISPOSITIVE POWER   0
                    9
    REPORTING

      PERSON       -----------------------------------------------------------
                       SHARED DISPOSITIVE POWER 203,394,484 (Owned Indirectly)**
       WITH        10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11                                              203,394,484 (Owned Indirectly)**

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]                                       Not Applicable

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13                                              Approximately 75.3%**

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*                 00 (Trustee, See Item 4)
14

- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Includes 13,798,896 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Anthony may be converted at any time on a share-for-share basis. Assuming the delivery by Cox Enterprises, Inc. to the ML & Co. Subsidiary of 9,775,000 shares of Class A Common Stock, which is the maximum number of shares required by ML & Co. to pay and discharge or redeem all of the STRYPES pursuant to the STRYPES Agreement, Mrs. Anthony would indirectly beneficially own 193,619,484 shares of Class A Common Stock (including 13,798,896 shares of Class A Common Stock into which the Class C Common Stock is convertible), which would represent approximately 71.65% of the Class A Common Stock. (See Item 4).

Amendment No. 3 to Schedule 13D                                      Page 3 of 8
Barbara Cox Anthony
Cox Communications, Inc.

     Barbara Cox Anthony hereby amends her Statement on Schedule 13D (filed with the Securities and Exchange Commission (the "Commission") on January 27, 1995), and amended by Amendment No. 1 to Schedule 13D (filed with the Commission on April 20, 1995) and Amendment No. 2 to Schedule 13D (filed with the Commission on July 17, 1995) (the Statement on Schedule 13D, together with Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D and this Amendment No. 3 to
Schedule 13D, is collectively referred to herein as the "Schedule 13D"), with respect to her beneficial ownership of shares of Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), issued by Cox Communications, Inc., a Delaware corporation (the "Company").

ITEM 1.  SECURITY AND ISSUER

     The title of the class of equity securities to which this Schedule 13D relates is the Class A Common Stock. The address of the principal executive offices of the Company is 1400 Lake Hearn Drive, Atlanta, Georgia 30319.

ITEM 2.  IDENTITY AND BACKGROUND

             (a) The person filing this Amendment No. 3 to Schedule 13D is Barbara Cox Anthony. A joint statement on Schedule 13D is being filed separately for Cox Enterprises, Inc. ("CEI"), Cox Discovery, Inc. ("CDI"), Cox Holdings, Inc. ("CHI") and Cox Investment Company, Inc. ("CICI") (collectively, the "Cox Corporations"). Anne Cox Chambers, who shares control with Mrs. Anthony over the Cox Corporations, is also filing a separate statement on Schedule 13D. (See Item
4).

             (b) The principal residence address of Mrs. Anthony is 3944 Noela Place, Honolulu, Hawaii 96815.

             (c) The present principal employment of Mrs. Anthony is Director and Vice President of CEI.

             (d) During the last five years, Mrs. Anthony has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

             (e) During the last five years, Mrs. Anthony has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or

Amendment No. 3 to Schedule 13D                                      Page 4 of 8
Barbara Cox Chambers
Cox Communications, Inc.

prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mrs. Anthony is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The consideration paid by the ML & Co. Subsidiary (as defined below in Item 4) to CEI on May 29, 1996 under the STRYPES Agreement (as defined below in
Item 4), was $216,858,375.

ITEM 4.  PURPOSE OF TRANSACTION

         This Amendment No. 3 to Schedule 13D is being filed to report an agreement with respect to the Company's Class A Common Stock dated as of May 22, 1996 (the "STRYPES Agreement"), among Merrill Lynch & Co., Inc. ("ML & Co."), Merrill Lynch Capital Services, Inc., a wholly owned subsidiary of ML & Co. (the "ML & Co. Subsidiary"), and CEI. Under the STRYPES Agreement, up to 9,775,000 shares of Class A Common Stock indirectly beneficially owned by CEI may be delivered by ML & Co. at maturity or upon redemption of the Structured Yield Product Exchangeable For Stock(SM), 6% STRYPES(SM), Due June 1, 1999 of ML & Co. (each, a "STRYPES"), subject to ML & Co.'s right to deliver at maturity an amount in cash with an equal value. Pursuant to the terms of the STRYPES Agreement, CEI is obligated to deliver to the ML & Co. Subsidiary immediately prior to the maturity date of the STRYPES, a number of shares of Class A Common Stock equal to the number required by ML & Co. to pay and discharge all of the STRYPES, subject to CEI's right to satisfy such obligation by delivering a specified amount of cash in lieu of such shares. Under the STRYPES Agreement, ML & Co. has agreed to pay and discharge the STRYPES by delivering to the holders thereof at maturity the form of consideration that the ML & Co. Subsidiary receives from CEI. CEI also has the option, exercisable upon the occurrence of certain changes involving taxation, to satisfy and discharge its obligations under the STRYPES Agreement by delivering to the ML & Co. Subsidiary, on a date fixed by CEI for early settlement, cash and shares of Class A Common Stock, equal to the amount and number required by ML & Co. to redeem all of the STRYPES. Under the STRYPES Agreement, ML & Co. has agreed to redeem all of the STRYPES in the event that CEI exercises such option.

___________

(SM) Service mark of Merrill Lynch & Co., Inc.

Amendment No. 3 to Schedule 13D                                    Page 5 of 8
Barbara Cox Anthony
Cox Communications, Inc.


     CEI is the holder of (i) all of the outstanding capital stock of CHI, which directly beneficially owns 189,953,558 shares of Class A Common Stock (including 12,848,235 shares of Class A Common Stock into which the Class C Common Stock directly beneficially owned by CHI may be converted at any time), which represents approximately 70.5% of the Class A Common Stock, and (ii) all of the outstanding capital stock of CICI, which directly owns all of the outstanding capital stock of CDI, which in turn directly beneficially owns 13,440,926 shares of Class A Common Stock (including 950,661 shares of Class A Common Stock into which the Class C Common Stock directly beneficially owned by CDI may be converted at any time), which represents approximately 5.2% of the Class A Common Stock. Therefore, CEI indirectly exercises beneficial ownership over an aggregate of approximately 75.3% of the Class A Common Stock.

     As a trustee of the Anne Cox Chambers Atlanta Trust and of the Dayton Cox Trust A, Mrs. Anthony exercises beneficial ownership over an aggregate of approximately 69.6% of the outstanding capital stock of CEI. As a trustee of the Barbara Cox Anthony Atlanta Trust and of the Dayton Cox Trust A, Mrs. Chambers exercises beneficial ownership over an aggregate of approximately 69.6% of the outstanding capital stock of CEI. Thus, Mrs. Chambers and Mrs. Anthony share ultimate control over the Cox Corporations, and thereby indirectly exercise beneficial ownership over approximately 75.3% of the Class A Common Stock, which is reported in this Schedule 13D.

     Assuming the delivery to the ML & Co. Subsidiary of 9,775,000 shares of Class A Common Stock, which is the maximum number of shares required by ML & Co. to pay and discharge or redeem all of the STRYPES pursuant to the STRYPES Agreement, Mrs. Anthony would indirectly beneficially own 193,619,484 shares of Class A Common Stock (including 13,798,896 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned may be converted at any time), which would represent approximately 71.7% of the Class A Common Stock.

     Until such time, if any, as CEI shall have delivered shares of Class A Common Stock to the ML & Co. Subsidiary pursuant to the terms of the STRYPES Agreement, CEI will retain all ownership rights with respect to the shares of Class A Common Stock held by it (including, without limitation, voting rights and rights to receive any dividends or other distributions in respect thereof). Pursuant to the terms of the STRYPES Agreement, CEI has placed in escrow an aggregate of 13,294,000 shares of Class A Common Stock. CEI has also agreed, under certain circumstances, to pledge and grant to MLCS a first priority lien on, and security interest in, and right to set off against, all of CEI's right, title and interest in and to the

Amendment No. 3 to Schedule 13D                                  Page 6 of 8
Barbara Cox Anthony
Cox Communications, Inc.


shares of Class A Common Stock (or, in the event there shall occur a reorganization event, cash, securities and/or other property in lieu thereof) held thereunder.

     CEI has also entered into a Registration Agreement dated as of May 22, 1996 (the "Registration Agreement"), among ML & Co., the Company and CEI, and an Underwriting Agreement dated as of May 22, 1996 (the "Underwriting Agreement"), among ML & Co., CEI and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter of the STRYPES"). Under the Registration Agreement and the Underwriting Agreement, CEI has agreed, among other things, not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or cause to be filed a registration statement under the Securities Act of 1933, as amended, with respect to any shares of Class A Common Stock, securities convertible into, exchangeable for or repayable with such shares or rights or warrants to acquire such shares, for a period of 120 days after the date of the Registration Agreement without the prior written consent of the Underwriter of the STRYPES, subject to certain exceptions.

     CEI has no obligations with respect to the STRYPES or amounts to be paid to holders thereof, including any obligation to take the needs of ML & Co. or of holders of the STRYPES into consideration in determining whether to deliver shares of Class A Common Stock or cash or for any other reasons.

     The foregoing description of the STRYPES Agreement, Registration Agreement and Underwriting Agreement is qualified in its entirety by reference to copies of such agreements, which are included herewith as Exhibits 7.01 through 7.03, respectively, and are specifically incorporated herein by reference.

     Other than the above-mentioned transactions, Mrs. Anthony does not have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Mrs. Anthony indirectly beneficially owns 203,394,484 shares of Class A Common Stock (including 13,798,896 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Anthony may be converted at any time). As of March 31, 1996, there was an aggregate of 256,436,754 shares of Class A Common Stock issued and outstanding. Accordingly, Mrs. Anthony is the indirect beneficial owner of approximately 75.3% of the Class A Common Stock.

Amendment No. 3 to Schedule 13D                              Page 7 of 8
Barbara Cox Anthony
Cox Communications, Inc.


        (b) Mrs. Chambers and Mrs. Anthony have the indirect shared power to direct the vote or direct the disposition of 203,394,484 shares of Class A Common Stock (including 13,798,896 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Chambers and Mrs. Anthony may be converted at any time).


        (c) No transactions in the Class A Common Stock were effected by Mrs. Anthony during the past sixty days.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

        (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               Other than the agreements described in Item 4 and filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company between Mrs. Anthony and any other person which are required to be described under
Item 6 of Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01 STRYPES Agreement dated as of May 22, 1996, among ML & Co., the ML & Co. Subsidiary and CEI.


Exhibit 7.02 Registration Agreement dated as of May 22, 1996, among ML & Co., the Company and CEI.

Exhibit 7.03 Underwriting Agreement dated as of May 22, 1996, among ML & Co., CEI and the Underwriter of the STRYPES.

Amendment No. 3 to Schedule 13D                                     Page 8 of 8
Barbara Cox Anthony
Cox Communications, Inc.



Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  BARBARA COX ANTHONY


            July 10, 1996         By:   /s/  Barbara Cox Anthony
      ------------------------        -----------------------------
                Date                  Barbara Cox Anthony